AH 3/4/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 26 2002
354

SEC FILE NUMBER
8-49734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ISG Equity Sales Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 W. Saginaw, Suite 225
(No. and Street)

Lansing	Michigan	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karin M. Dewley (517)323-2265
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name — *if individual, state last, first, middle name*)

544 Cherbourg, Suite 200	Lansing	Michigan	48917
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Edward J. Jonaitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISG Equity Sales Corporation, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Karin Dewlay

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISG EQUITY SALES CORPORATION

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5 of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS


Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lawrence C. Kowalk
Gary W. Brya
Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist

James R. Dedyne
Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr.
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
ISG Equity Sales Corporation
Lansing, Michigan

January 22, 2002

We have audited the accompanying statements of financial condition of ISG Equity Sales Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISG Equity Sales Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346

ISG EQUITY SALES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 69,417	$ 25,427
Commissions and concessions receivable	217,160	229,595
Total assets	$ 286,577	$ 255,022

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities:		
Commissions payable	$ 190,866	$ 199,214
Accrued income taxes	6,024	895
Deferred income taxes	3,680	3,977
Total liabilities	200,570	204,086
Stockholder's equity:		
Common stock, $1 par value, authorized 60,000 shares, issued and outstanding 10,000 shares	10,000	10,000
Additional paid-in capital	15,557	15,557
Retained earnings	60,450	25,379
Total stockholder's equity	86,007	50,936
Total liabilities and stockholder's equity	$ 286,577	$ 255,022

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$ 2,102,999	$ 2,183,132
Interest income	298	
TOTAL REVENUES	2,103,297	$ 2,183,132
EXPENSES:		
Commissions	1,803,636	1,847,262
Management fee	205,000	245,000
Contract payments	8,416	64,362
Insurance	14,962	9,057
Professional fees	8,246	8,113
Newsletter/website	16,946	
NASD/CRD fees	4,278	3,069
Other expenses	94	488
TOTAL EXPENSES	2,061,578	2,177,351
INCOME BEFORE INCOME TAXES	41,719	5,781
INCOME TAX EXPENSE	(6,648)	(1,244)
NET INCOME	$ 35,071	$ 4,537

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock	Additional paid-in capital	Retained earnings	Total
STOCKHOLDER'S EQUITY, January 1, 2000	$ 10,000	$ 15,557	$ 20,842	$ 46,399
ADD - Net income			4,537	4,537
STOCKHOLDER'S EQUITY, December 31, 2000	10,000	15,557	25,379	50,936
ADD - Net income			35,071	35,071
STOCKHOLDER'S EQUITY, December 31, 2001	$ 10,000	$ 15,557	$ 60,450	$ 86,007

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCREASE (DECREASE) IN CASH:		
Cash flows from operating activities:		
Net income	$ 35,071	$ 4,537
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions and concessions receivable	12,435	(34,267)
Commissions payable	(8,348)	34,004
Refundable income taxes		4,012
Accrued income taxes	5,129	895
Deferred income taxes	(297)	348
Total adjustments	8,919	4,992
Net cash provided by operating activities	43,990	9,529
CASH:		
Beginning of year	25,427	15,898
End of year	$ 69,417	$ 25,427
Cash paid for:		
Income taxes	$ 1,816	$ 0

See notes to financial statements.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis. No allowance for doubtful accounts is considered necessary.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

ISG Equity Sales Corporation (the "Company") is a wholly owned subsidiary of Investment Services Group, Inc. (ISG or Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a licensed member of the National Association of Securities Dealers, Inc. (NASD).

The Company receives commission revenues for facilitating customer purchases of annuities and mutual funds. The Company markets primarily to employees of hospitals located in the State of Michigan. Substantially all of the Company's commission revenue is from one insurance company. Accrued commission income is normally settled within 30 days and is considered subject to minimal risk.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

Accordingly the Company operates under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 3 - INCOME TAXES

The provision for income tax expense is as follows:

	2001	2000
Current	$ 6,945	$ 896
Deferred	(297)	348
	$ 6,648	$ 1,244

The difference between federal income tax expense and the tax computed based on statutory rates is primarily attributable to the surtax exemption and non-deductible expenses.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES (Concluded)

Deferred taxes arise from temporary differences resulting from income and expense items reported on the accrual basis in the financial statements and on the cash basis for tax purposes.

	2001	2000
Deferred taxes:		
Accrual to cash	$ 26,347	$ 30,381
Amortization	(1,814)	(3,869)
Net temporary differences	$ 24,533	$ 26,512
Deferred tax liability	$ 3,680	$ 3,977

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with ISG whereby ISG will provide office space and equipment, management, administrative and clerical support to the Company. Under the agreement, the Company incurred expenses of $205,000 for the year ended December 31, 2001 and $245,000 for the year ended December 31, 2000.

There was no amounts owed to ISG at December 31, 2001 or 2000.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had regulatory net capital of $74,496 and a minimum regulatory net capital requirement of $13,126. The regulatory net capital ratio of the company was 2.64 to 1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of ISG Equity Sales Corporation as of and for the year ended December 31, 2001, and have issued our report thereon dated January 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
January 22, 2002

ISG EQUITY SALES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total stockholder's equity		$ 86,007
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable net of related commissions payable for fixed annuities	$ 11,238	
Concession receivable on fixed annuities	273	11,511
Net capital before haircuts on securities positions		74,496
Haircuts on securities (computed, where applicable)		0
Net capital		$ 74,496
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Commissions payable and current income tax payable		$ 196,890
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness $196,890 x 6 2/3% or $5,000 if greater)		$ 13,126
Excess net capital		$ 61,370
Ratio: Aggregate indebtedness to net capital		2.64:1
Reconciliation with Company's computation (Included in Part IIA of Form X-17 A-5 as of December 31, 2001)		
Net capital as reported in Company's Part IIA unaudited FOCUS Report		$ 81,143
Decrease in total stockholders' equity due to increase in accrued expenses		(6,647)
Net capital		$ 74,496


Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

January 22, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
354
WASH, D.C. SECTION

Board of Directors
ISG Equity Sales Corporation
Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ISG Equity Sales Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.


Maner, Costerisan & Ellis, P.C.

Certified Public Accountants

(J:\RO\2001\ISG Equity)